SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               REPSOL YPF, S.A.
_______________________________________________________________________________
                                (NAME OF ISSUER)


                 Ordinary Shares, nominal value EUR 1.00 each
                         (TITLE OF CLASS OF SECURITIES)
______________________________________________________________________________

                                  76026T205
_______________________________________________________________________________
                                 (CUSIP NUMBER)


                            Sacyr Vallehermoso, S.A.
                          Paseo de la Castellana 83-85
                              Madrid, Spain 28046
                         Attention: Ana de Pro Gonzalo
                                +34 91 545 5000

                     _______________________________________
                      (NAME, ADDRESS AND TELEPHONE NUMBER
          OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               November 6, 2006
_______________________________________________________________________________
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D/A

CUSIP NO. 76026T205

_______________________________________________________________________________
1  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Sacyr Vallehermoso, S.A.
        IRS 00-0000000
_______________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  [ ]
(b)  [X]
_______________________________________________________________________________
3  SEC USE ONLY
_______________________________________________________________________________
4 SOURCE OF FUNDS (See Instructions)
BK
_______________________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 2(d) OR 2(e)                                                              [ ]
_______________________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Kingdom of Spain
_______________________________________________________________________________
                     7 SOLE VOTING POWER

                              123,337,934

NUMBER OF
SHARES               8 SHARED VOTING POWER
BENEFICIALLY
OWNED BY                      60,790,904
EACH
REPORTING            9 SOLE DISPOSITIVE POWER
PERSON
WITH                          123,337,934

                    10 SHARED DISPOSITIVE POWER

                              60,790,904
_______________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
184,128,838
_______________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)                                                      [ ]
_______________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.082% (1)
______________________________________________________________________________
14
TYPE OF REPORTING PERSON (See Instructions)
CO
_______________________________________________________________________________

_________________
(1) 15.082% when calculated on a fully diluted basis, based on 1,220,863,463 shares of common stock of the Issuer outstanding as of December 31, 2005, as reported on the Issuer's form 20-F filed on July 14, 2006.

     This Amendment No. 2 (this "Amendment") further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 26, 2006 and amended on November 7, 2006, by and on behalf of Sacyr Vallehermoso, S.A., a corporation organized under the laws of the Kingdom of Spain ("SyV") with respect to shares of Ordinary Common Stock, par value EUR
1.00 per share (the "Common Stock" and each such share of Common Stock a "Share"), of REPSOL YPF, a corporation organized under the laws of the Kingdom of Spain (the "Issuer"). The principal executive offices of the Issuer are located at Paseo de la Castellana 278, Madrid, Spain 28046. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on
Schedule 13D dated October 26, 2006 (as previously amended) shall remain unchanged.

           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The information contained in Item 3 of the Statement on Schedule 13D dated October 26, 2006 is hereby amended and supplemented by replacing the previous disclosure in the third paragraph thereof and the first sentence of the fourth paragraph thereof with the following:

     Between November 3, 2006 and November 8, 2006, SyV, through its Subsidiary, purchased through Banco Santander, as broker, an additional 39,567,934 shares of Common Stock, which constitute an additional 3.241% of the outstanding shares of Common Stock, for a price of approximately EUR 1.066,663,029 (or a weighted average price of EUR 26.95 per share of Common Stock).

     These transactions bring SyV's total beneficial ownership in the Issuer through direct ownership of shares of Common Stock by SyV's Subsidiary to 123,337,934 shares of Common Stock, which constitutes approximately 10.103% of the outstanding shares of Common Stock.

     The total approximately EUR 3.145 billion investment was financed by Banco Santander through two bridge facilities (the "Bridge Facilities") to SyV's Subsidiary, for which SyV provided a guarantee.

           ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The information contained in Item 5 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the previous disclosure in subsections (a) and (b) thereof with the following:

     (a) SyV, through its Subsidiary, beneficially owns 123,337,934 shares of Common Stock as described in Item 3 above. In addition, through the swap transactions executed pursuant to the Citigroup Master Agreement described in
Item 6 below, SyV, through its Subsidiary, beneficially owns an additional 60,790,904 shares of Common Stock. In total, SyV beneficial owns 184,128,838 shares of Common Stock, representing approximately 15.082% of the outstanding shares of Common Stock.

     (b) SyV, through its Subsidiary, has the sole power to direct the vote of the 123,337,934 shares of Common Stock described in Item 3 above, representing 10.103% of the outstanding vote of the Issuer. In addition, SyV, through its Subsidiary, beneficially owns 60,790,904 shares of Common Stock pursuant to the Citigroup swaps described in Item 6 below. Under the Citigroup swap agreements, SyV, through its Subsidiary, has the right to receive the shares of Common Stock covered by the swap agreement on the Closing Date (as described in Item 6 below). From that time SyV (through its Subsidiary) will have the sole right to dispose and vote such Shares, which represent an additional 4.979% of the vote. Until the Closing Date, Citigroup has the sole right to vote and dispose the Shares covered by the Citigroup swap agreement in its discretion (provided that Citigroup must have Shares available to settle with SyV's Subsidiary at the Closing Date); Citigroup is not required to vote those Shares.

     The forgoing ownership and voting rights notwithstanding, all such voting rights are subject to the restriction in the Issuer's organizational documents currently providing that the maximum number of votes that one sole shareholder or one sole group of shareholders may cast will be 10% of the total voting capital of the Issuer. Therefore, unless this provision in the Issuer's organizational documents is repealed or amended, SyV (together with its Subsidiary) will be prohibited from voting more than 10% of the outstanding shares of Common Stock if its ownership of the Issuer's oustanding voting Common Stock exceeds 10%.

     ITEM  6.  CONTRACTS,ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
     RESPECT TO SECURITIES OF THE ISSUER.

     The information contained in Item 6 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the last two paragraphs thereof with the following:

     On November 14, 2006, the Subsidiary exercised its early termination right with respect to certain of the cash settlement Total Return Swaps with Banco Santander relating to an additional 15,000,000 shares of Common Stock of the Issuer.

     In addition to the Banco Santander Master Agreement described above, SyV, through its Subsidiary, and Citigroup Global Markets Limited ("Citigroup"), between November 8 and November 14, 2006 entered into a number of physical delivery Total Return Swaps relating to a total of 60,790,904 shares of Common Stock, or 4.979%, of the outstanding shares of Common Stock. Each Total Return Swap is evidenced by a confirmation under a master agreement dated as of November 8, 2006 (the "Citigroup Master Agreement"). Under each of these swap transactions Citigroup assumes the risk of any increases in the price of the notional number of the Issuer's Common Stock covered by the contract between the effective date of the swap transaction and the Valuation Date of January 9, 2007, subject to any early termination.

     On the Closing Date for the Citigroup swaps (which is the third business day after the Valuation Date) the Subsidiary will pay to Citigroup an amount equal to the interest accrued at three months EURIBOR plus 25 basis points from the effective date until the Closing Date on the notional amount of each transaction, and the Subsidiary will receive from Citigroup on the business day following the day on which payment is made by the Issuer to holders of record of the shares of Common Stock any dividends actually paid by the Issuer on the shares of Common Stock covered by the swap transactions. The Closing Date for the swaps is the third business day after the Valuation Date. On the Closing Date, the swaps will be settled on a physical delivery basis, meaning that certificates representing the Shares covered by the swaps will be delivered to SyV's Subsidiary by Citigroup and title to such Shares will pass to the Subsidiary at such time.

     SyV has guaranteed the performance of its Subsidiary's obligations under the Banco Santander and Citigroup swap transactions. The Banco Santander swaps do not give the SyV or its Subsidiary the right to acquire, dispose of or vote any shares of Common Stock or require Banco Santander to hold, vote or dispose of any shares of Common Stock. The Citigroup swaps give SyV, through its Subsidiary, the right to receive the Shares on the Closing Date; they do not require Citigroup to vote any shares of Common Stock covered by the Citigroup swap agreements.

     The descriptions of the terms of the Banco Santander Master Agreement and the Citigroup Master Agreement and the confirmations received pursuant to each are summaries only and are qualified in their entirety by the terms of the Banco Santander Master Agreement and the Citigroup Master Agreement and the confirmations received thereby. The Banco Santander Master Agreement and the confirmations received thereby are attached as Exhibit 10.4 hereto; the Citigroup Master Agreement and the confirmations received thereby are attached as Exhibit 10.5 hereto.

     Other than as described in this Item 6 and Items 3, 4 and 5 above, neither SyV nor its Subsidiary has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The information contained in Item 7 of the Statement on Schedule 13D dated October 26, 2006 is hereby amended and supplemented by replacing the previous disclosure in its entirety with the following:

Exhibit         Title

10.1          Bridge Credit Contract,dated   October  11,  2006,   among  Sacyr
              Vallehermoso Participaciones Mobiliarias, S.L. as guaranteed party, Sacyr Vallehermoso, S.A. as guarantor, and Banco Santander Central Hispano, S.A. as financing bank (English translation from Spanish)previously filed with Amendment No. 1 to Statement on Schedule 13D)

10.2          Bridge Credit Contract,  dated October 16, 2006,  among Sacyr
             Vallehermoso Participaciones Mobiliarias, S.L. as guaranteed party,
              Sacyr Vallehermoso, S.A. as guarantor, and Banco Santander Central Hispano, S.A. as financing bank (English translation from Spanish) (previously filed with Amendment No. 1 to Statement on Schedule 13D)

10.3 Long-term facility for acquisition of up to 20% of REPSOL YPF, S.A., dated October 26, 2006, by SPV wholly-owned by Sacyr Vallehermoso, S.A. (English translation from Spanish) (previously filed with Amendment No. 1 to Statement on
             Schedule 13D)

10.4 International Swaps and Derivatives Association, Inc. Master Agreement between Banco Santander Central Hispano, S.A. and Sacyr Vallehermoso Participaciones Mobiliarias, S.L., dated October 9, 2006, with confirmations dated October 12, 2006; October 13, 2006; October 16, 2006; October 17, 2006; and October 25, 2006
             (previously filed with Amendment  No. 1 to  Statement  on
             Schedule 13D)

 10.5 International Swaps and Derivatives Association, Inc. Master Agreement between Citigroup Global Markets Limited and Sacyr Vallehermoso Participaciones Mobiliarias, S.L., dated November 8, 2006 (including Schedule to the Master Agreement), with confirmations dated November 8, 2006, November 9, 2006, November 10, 2006, November 13, 2006 and November 14, 2006 (to be filed with an Amendment to this Statement on Schedule 13D)

                                   SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 14, 2006                      SACYR VALLEHERMOSO, S.A.


                                             By: /s/ Marta Silva de Lapuerta
                                                    -------------------------
                                             Name:  Marta Silva de Lapuerta
                                             Title: General Secretary of the
                                                    Board

                                                                   SCHEDULE 2

The information set forth in the chart in the Statement on Schedule 13D, dated October 26, 2006 (as previously amended), entitled "Schedule 2: Transactions in Shares of the Issuer by Sacyr Vallehermoso During Last 60 Days" is hereby amended and supplemented by replacing the contents thereof with the following:

       TRANSACTIONS IN SHARES OF THE ISSUER BY SACYR VALLEHERMOSO DURING
                                  LAST 60 DAYS

All the purchases of shares of Ordinary Common Stock set forth below were made through Sacyr Vallehermoso Participaciones Mobiliarias, S.L., a wholly owned subsidiary of SyV. All shares were bought through Santander Central Hispano Bolsa. Each purchase, except for one, was made in the Spanish Open market (Sistema de Interconexion Bursatil - Mercado Continuo), and the purchase marked "(1)" was made in an over-the-counter transaction. In addition to the amounts set forth below, SyV has also acquired beneficial ownership of an additional 60,790,904 shares of Common Stock through the Citigroup swap agreement transactions described in Item 6 of this Statement on Schedule 13D.



Date of Transaction         Number of Shares     Price per Share (in Euros)
Sep 25, 2006                    110,000                   21.64
Sep 26, 2006                   1,000,000                  21.79
Sep 27, 2006                   1,000,000                  22.91
Sep 28, 2006                   1,890,000                  22.70
Sep 29, 2006                   1,000,000                  23.57
Oct 2, 2006                    2,000,000                  23.75
Oct 3, 2006                    5,000,000                  23.25
Oct 4, 2006                    3,800,000                  23.22
Oct 5, 2006                    1,000,000                  23.60
Oct 6, 2006                    2,000,000                  23.82
Oct 9, 2006                    1,000,000                  23.80
Oct 11, 2006                   1,500,000                  25.54
Oct 16, 2006                  15,300,000                  26.57
Oct 16, 2006                  24,500,000(1)               24.02
Oct 24, 2006                     970,000                  25.71
Oct 25, 2006                   3,400,000                  25.58
Oct 26, 2006                   3,800,000                  26.32
Oct 27, 2006                   2,000,000                  26.09
Oct 30, 2006                   3,300,000                  26.24
Oct 31, 2006                   2,500,000                  26.39
Nov 1, 2006                    3,500,000                  24.12
Nov 2, 2006                    3,200,000                  26.03
Nov 3, 2006                    2,859,778                  26.59
Nov 6, 2006                   11,208,156                  26.63
Nov 7, 2006                   18,000,000                  26.82
Nov 8, 2006                    7,500,000                  27.91



Total                         123,337,934                 25.50


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